Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the 2019 Stock Plan and 2009 Employee Stock Purchase Plan of QuickLogic Corporation, of our report dated March 13, 2020, relating to the consolidated financial statements and schedule and the effectiveness of internal control over financial reporting of QuickLogic Corporation, which report appears in the Annual Report on Form 10-K of QuickLogic Corporation for the year ended December 29, 2019 (and expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification Topics No. 842, Leases, and No. 606, Revenue Recognition).

/s/ Moss Adams LLP

San Francisco, California

April 28, 2020